Exhibit 99.6

KPMG LLP Bay Adelaide Centre 333 Bay Street Suite 4600 Toronto, ON M5H 2S5 Canada	Telephone Fax Internet	(416) 777-8500 (416) 777-8818 www.kpmg.ca

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of The Bank of Nova Scotia

We consent to the incorporation by reference of our reports, each dated November 28, 2017, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement – Form F-3 – File No. 333-215597 and the Registration Statement – Form S-8 – File No. 333-199099 of the Bank.

Chartered Professional Accountants, Licensed Public Accountants

November 28, 2017

Toronto, Canada

KPMG LLP is a Canadian limited liability partnership and a

member firm of the KPMG network of independent member

firms affiliated with KPMG International Cooperative (“KPMG

International”), a Swiss entity. KPMG Canada provides services to KPMG LLP.